Exhibit 3.9

[SEAL]	ROSS MILLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4520 (775) 684-5708 Website: www.nvsos.gov	Filed in the office of /s/ Ross Miller Ross Miller Secretary of State State of Nevada	Document Number 20100724077-80 Filing Date and Time 09/23/2010 7:30 AM Entity # E0227302005-8

Certificate of Designation
(PURSUANT TO NRS 78.1955)

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1.             Name of corporation:  Concierge Technologies, Inc.

2.             By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The Corporation shall designate a Series of its Preferred Stock to be named Series A Convertible, Voting, Preferred Stock consisting of 5,000,000 shares, each of which shares shall be convertible into 5 shares of the Corporation’s Common  Stock and, until converted, shall have 5 votes on all matters brought before the shareholders for a vote.  A holder of shares of this Series may not exercise his conversion rights until after 270 days after the date of issuance of the shares and, if exercised, must be exercised with regard to all shares of this Series held by such holder; and, provided further, that no conversion of the shares shall take place until the Corporation shall have amended its Articles of Incorporation to provide an increase in the number of its authorized shares of Common Stock at least sufficient to allow all shares of this Series to be converted into Common Stock, and

The Corporation shall designate a Series of its Preferred Stock to be named Series B Convertible, Voting, Preferred Stock consisting of 3,000,000 shares, each of which shares shall be convertible into 20 shares of the Corporation’s Common  Stock and, until converted, shall have 20 votes on all matters brought before the shareholders for a vote.  A holder of shares of this Series may not exercise his conversion rights until after 270 days after the date of issuance of the shares and, if exercised, must be exercised with regard to all shares of this Series held by such holder; and, provided further, that no conversion of the shares shall take place until the Corporation shall have amended its Articles of Incorporation to provide an increase in the number of its authorized shares of Common Stock at least sufficient to allow all shares of this Series to be converted into Common Stock.

3.             Effective date of filing:  (optional)

4.             Signature:

/s/ David W. Neibert
David W. Neibert,
President